EXHIBIT 4.1
DESCRIPTION OF THE COMPANY’S
SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

General
The following is a summary of information concerning the capital stock of Blackbaud, Inc (the "Company"), which consists of (i) up to 180,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), (ii) up to 20,000,000 shares of preferred stock in one or more classes or series as may be determined by the Company’s board of directors (the “Board of Directors”) in its discretion, and (iii) preferred share purchase rights (the “Rights”). The Common Stock and the Rights are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and are more fully described below.
The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Amended and Restated Bylaws (the “Bylaws”) and Rights Agreement (as defined below), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part and are entirely qualified by these documents. We encourage you to read the Certificate of Incorporation, Bylaws, Rights Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.
Common Stock
Voting rights
The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders, and there are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock; provided, however, that in all director elections that are contested, the nominees for election as a director shall be elected by a plurality of the votes cast. For purposes of the foregoing, an election shall be “contested” if, as of the tenth day preceding the date of the filing of the Company’s definitive proxy statement for such meeting of stockholders, the number of nominees for director exceeds the number of directors to be elected. The Board of Directors is divided into three classes of directors, as described below.
Dividend rights
The holders of Common Stock are entitled to receive ratable dividends, if any, payable in cash, in stock or otherwise, as and when declared from time to time by the Board of Directors out of funds legally available for the payment of dividends, subject to any preferential rights that may be applicable to any outstanding preferred stock.
Other rights and preferences
In the event of a liquidation, dissolution, or winding up of the Company, after payment in full of all outstanding debts and other liabilities, the holders of Common Stock are entitled to share ratably in all remaining assets, subject to prior distribution rights of preferred stock, if any, then outstanding. No shares of Common Stock have preemptive rights or other subscription rights to purchase additional shares of Common Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.
The rights, preferences, and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future, as described below. All shares of Common Stock that are acquired by the Company shall be available for reissuance by the Company, at the sole-discretion of the Board of Directors at any time.
Transfer agent and registrar
The transfer agent and registrar for the Common Stock is Broadridge Corporate Issuer Solutions, LLC, and its telephone number is (877) 830-4936.

EXHIBIT 4.1
Nasdaq listing
The Common Stock is listed for trading on Nasdaq Global Select Market under the ticker symbol “BLKB.”
Anti-takeover Effects of Delaware Law, Provisions of the Certificate of Incorporation, Bylaws and the Rights Agreement
Certain provisions of the DGCL, the Certificate of Incorporation, Bylaws and the Rights Agreement may have the effect of delaying, deferring or preventing a change in control of the Company or deterring tender offers for Common Stock, proxy contests or other takeover attempts, including discouraging attempts that might result in the payment of a premium over the market price for the shares of Common Stock.
Delaware anti-takeover law
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:
•the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;
•when the stockholder became an interested stockholder, he or she or it owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, as well as certain shares owned by employee benefits plans; or
•on or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized by the affirmative vote of at least 66 2/3% of the voting stock of the corporation at an annual or special meeting of stockholders.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation, and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.
Certificate of Incorporation and Bylaw provisions
Classified Board of Directors. The Board of Directors is divided into three classes of directors, as nearly equal in number as possible, with each class serving a staggered term of three years. Any vacancy on the Board of Directors, regardless of the reason for the vacancy, may be filled by vote of the majority of the directors then in office, except in the case of a vacancy caused by action of the stockholders, which vacancy may only be filled by the stockholders. Directors may be removed from office at any time with or without cause, but only by the holders of a majority of the shares entitled to vote at an election of directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors and could also discourage a third-party from making a tender offer or otherwise attempting to obtain control of the Company, and may maintain the incumbency of the Board of Directors.
Advance notice requirement for stockholder proposals, including director nominations. The Bylaws contain an advance notice procedure for stockholders proposals to be brought before a meeting of stockholders, including any proposed nominations of persons for election to the Board of Directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting, or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting, who has given to the Company’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting, and who has otherwise complied with the Bylaws. Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates for election to the Board of Directors or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the Bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.
“Blank” Preferred Stock. The Board of Directors has the authority to issue up to an aggregate of 20,000,000 shares of preferred stock in one or more classes or series and to determine, with respect to any such class or series, the designations, powers, preferences and rights of such class or series, and the qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences, and the number of shares constituting any class

EXHIBIT 4.1
or series or the designation of such class or series, without further vote or action by the stockholders. This preferred stock could have terms that may discourage a potential acquirer from making, without first negotiating with the Board of Directors, an acquisition attempt through which such acquirer may be able to change the composition of the Board of Directors, including a tender offer or other takeover attempt. No shares of preferred stock are currently outstanding.
Emergency Special Meeting of the Board of Directors. The Board of Directors possesses the authority to call and hold emergency special meetings of the Board of Directors with less than forty-eight hours’ notice. This power to hold an emergency special meeting of the Board of Directors on short notice could discourage a potential acquirer from launching a bid to acquire majority ownership of the Company, a proxy solicitation in order to replace the current Board of Directors, or otherwise attempting to obtain control of the Company, as such attempts could quickly be thwarted or denied by the Board of Directors.
Stockholder Rights Agreement
As more fully described below, on October 7, 2022, the Company declared a dividend of one preferred share purchase right for each of the Company’s issued and outstanding shares of Common Stock. The description and terms of these Rights are set forth in the Stockholder Rights Agreement, dated as of October 7, 2022, as amended on October 2, 2023 and January 26, 2024 (the “Rights Agreement”), by and between the Company and Broadridge Corporate Issuer Solutions, LLC, as successor rights agent to American Stock Transfer & Trust Company, LLC (the “Rights Agent”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one one-thousandth of a share of the Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) at a price of $313.00, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). Under the Rights Agreement, the Rights will become exercisable if an entity, person or group acquires beneficial ownership of 20% or more of the outstanding Common Stock in a transaction not approved by the Board of Directors. In the event that the Rights become exercisable due to the ownership threshold being crossed, each Right will entitle its holder (other than the person, entity or group triggering the Rights Plan, whose rights will become void and will not be exercisable) to purchase additional shares of Common Stock having a then-current market value of twice the Exercise Price. Subject to the terms of the Rights Agreement, the Rights will expire on October 2, 2024. Additional information regarding the Rights Agreement is contained in Forms 8-K filed with the SEC on October 11, 2022, October 2, 2023 and January 26, 2024.
Preferred Stock Purchase Rights
Voting and dividend rights
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Other rights and preferences
As stated above, on October 7, 2022, the Company declared a dividend of one preferred share purchase right for each of the Company’s issued and outstanding shares of Common Stock. The dividend will be paid to the stockholders of record at the close of business on October 17, 2022 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series A Preferred Stock at a price of $313.00, subject to certain adjustments.
Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, or (ii) the close of business on the tenth business day after the date that a tender offer or exchange offer is first published or sent or given by any person, the consummation of which would result in such person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Time”).
The Rights Agreement provides that, until the Distribution Time (or earlier expiration or redemption of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Time (or earlier expiration or redemption of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book entry shares. Until the Distribution Time (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated

EXHIBIT 4.1
with the shares of Common Stock represented by such certificate or registered in book entry form. As soon as practicable following the Distribution Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Time, and such separate Rights Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Time. The Rights will expire prior to the earliest of (i) the close of business on October 2, 2024, or such later date as may be established by the Board as long as the extension is submitted to the stockholders of the Company for ratification at the next annual meeting of stockholders succeeding such extension; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).
Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1,000.00 per share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These Rights are protected by customary anti-dilution provisions as further described in the Certificate of Incorporation and Bylaws.
The Exercise Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).
In the event that any person or group of persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will, following the Distribution Time, have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.
In the event that, after a person or group of persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of Common Stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the Exercise Price of the Right.
With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Series A Preferred Stock or Common Stock will be issued (other than fractions of shares of Series A Preferred Stock which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the Common Stock.
At any time after any person or group of persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of shares of Common Stock then outstanding, the Board of Directors, at its option, may exchange all or part of the Rights (other than Rights beneficially owned by such Acquiring Person and certain transferees thereof which will have become null and void) at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment).
At any time before the Distribution Time, the Board of Directors may authorize the redemption of the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The

EXHIBIT 4.1
redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon the action of the Board of Directors electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
In the event the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Company does not redeem the outstanding Rights, the Company may exempt such Qualifying Offer from the Rights Agreement, or call a special meeting of stockholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 days of the commencement of the Qualifying Offer (the “Board Evaluation Period”). The holders of record of 20% or more of the outstanding Common Stock (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer and such person’s related persons) may submit a written demand directing the Board of Directors to submit a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 90 days following the receipt of the written demand (the “Special Meeting Period”). Subject to the terms of the Rights Agreement, the Board of Directors must take the necessary actions to cause such resolution to be submitted to a vote of stockholders at a special meeting within the Special Meeting Period; however, the Board of Directors may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board of Directors’ fiduciary duties.
For so long as the Rights are redeemable, the Company may from time to time in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would, among other things, adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).
Transfer agent and registrar
The transfer agent and registrar for the Series A Preferred Stock is Broadridge Corporate Issuer Solutions, LLC, and its telephone number is (877) 830-4936.
Nasdaq listing
The Series A Preferred Stock is listed for trading on Nasdaq Global Select Market.